Exhibit 99.1

Canmart Ends CEO Service Agreement; Akanda Approves Appointment of Director

LONDON, February 16th, 2023 – International medical cannabis platform company Akanda Corp. (“Akanda” or the “Company”) (NASDAQ: AKAN) today announced its subsidiary Canmart Ltd. brought Tejinder Virk’s Service Agreement dated June 2, 2021 (the “Service Agreement”) to an immediate end with effect from February 13th, 2023.

As disclosed on February 7th, 2023, the Company disclosed Mr. Virk’s attempt to end the Service Agreement without providing the requisite period of notice required under the Service Agreement, his interpretation of the Service Agreement, and allegations of Breach of Contract. On February 13th, 2023, the Company informed Mr. Virk that it had reached the conclusion that it has a right to bring the Service Agreement to an end with immediate effect. Accordingly, Mr. Virk was summarily dismissed and will be paid through February 13th.

The Akanda Board of Directors is searching for a candidate to succeed Mr. Virk as Chief Executive Officer and Executive Director. Executive Director Katie Field has assumed his duties in the interim.

On February 13th, 2023, the Board of Directors of the Company also met to approve the appointment of David Jenkins as a Director of the Company. Mr. Jenkins will be replacing Yuying Liang, who informed the Company that she will be resigning as a Director, effective once Mr. Jenkins’ appointment to the Board of Directors has been finalized. Mr. Jenkins is a global financier with an extensive network of high net-worth investors. He has experience in public markets and has secured millions of dollars in capital for the mining industry. Mr. Jenkins currently serves as an independent director for Levitee Labs Inc. He holds a position as an independent director at Boundary Gold and Copper Mining LTD. , as well as with Quantum Battery Metals Corp., and with Montego Resources.

Ms. Liang has advised that her resignation was due to personal reasons and not due to any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes Holigen, a Portugal-based cultivator, manufacturer and distributor with a prized EU GMP certified indoor grow facility; Canmart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK; and Bophelo Bioscience & Wellness, a GACP qualified cultivation campus in the Kingdom of Lesotho in Southern Africa. The Company’s seed-to-patient supply chain also includes partnerships with California-based Cookies, a leading globally recognized cannabis company; Cansativa Group, a leading importer and distributor of medical cannabis in Europe; and Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK.

Connect with Akanda: Email | Website | LinkedIn | Twitter | Instagram

Investor Contact

ir@akandacorp.com

Media Contact

Imogen Saunders

Irvine Partners

imogen@irvinepartners.co.uk

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.